UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces NYSE Review Decision and Hong Kong Convening Order

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that The NYSE Regulation, Inc. Board of Directors’ Committee for Review (the “NYSE Committee”) affirmed on September 22, 2014 the delisting decision of the staff of the NYSE Regulation, Inc. with respect to our American depositary shares (the “ADSs”) formerly listed on the New York Stock Exchange . The NYSE Committee’s decision follows a review of submissions made by us and a hearing with the NYSE Committee on September 9, 2014 attended by us and our advisors. Our ADSs will remain being quoted on the OTC Pink Limited Information until we qualify for the listing on an alternate stock exchange.

In addition, upon our application (acting by the JPLs) and our subsidiaries, LDK Silicon & Chemical Technology Co., Ltd. and LDK Silicon Holding Co., Limited (together the “Hong Kong Scheme Companies”), by originating summonses filed on September 11, 2014 to the High Court of Hong Kong (the “Hong Kong Court”), the Hong Kong Court made an order dated and filed on September 23, 2014 to direct the Hong Kong Scheme Companies to convene the class meetings of their creditors on October 16, 2014 (starting at 8:40 p.m.), Cayman time, and October 17, 2014 (starting at 9:40 a.m.), Hong Kong time, to vote on the Hong Kong schemes of arrangement. The Hong Kong Court is currently scheduled to hear the petition in respect of the Hong Kong schemes of arrangement on November 7, 2014, at which hearing the Hong Kong Court will determine whether or not to sanction the Hong Kong schemes of arrangement.

Creditors of the Hong Kong Scheme Companies are invited to review the Scheme Website at http://ldksolar-provisionalliquidation.com where further details of the schemes of arrangement may be found, including details of how to vote at the meetings referred to above, copies of the schemes of arrangement, the explanatory statement, and the solicitation packets.

Attached hereto as Exhibit 99.4 is our press release issued on September 26, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: September 26, 2014

Exhibit 99.4

LDK Solar Announces NYSE Review Decision and Hong Kong Convening Order

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., September 26, 2014 - LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that The NYSE Regulation, Inc. Board of Directors’ Committee for Review (the “NYSE Committee”) affirmed on September 22, 2014 the delisting decision of the staff of the NYSE Regulation, Inc. with respect to the Company’s American depositary shares (the “ADSs”) formerly listed on the New York Stock Exchange. The NYSE Committee’s decision follows a review of submissions made by the Company and a hearing with the NYSE Committee on September 9, 2014 attended by the Company and its advisors. The ADSs will remain being quoted on the OTC Pink Limited Information until the Company qualifies for the listing on an alternate stock exchange.

In addition, upon the application of the Company (acting by the JPLs) and its subsidiaries, LDK Silicon & Chemical Technology Co., Ltd. and LDK Silicon Holding Co., Limited (together the “Hong Kong Scheme Companies”), by originating summonses filed on September 11, 2014 to the High Court of Hong Kong (the “Hong Kong Court”), the Hong Kong Court made an order dated and filed on September 23, 2014 to direct the Hong Kong Scheme Companies to convene the class meetings of their creditors on October 16, 2014 (starting at 8:40 p.m.), Cayman time, and October 17, 2014 (starting at 9:40 a.m.), Hong Kong time, to vote on the Hong Kong schemes of arrangement. The Hong Kong Court is currently scheduled to hear the petition in respect of the Hong Kong schemes of arrangement on November 7, 2014, at which hearing the Hong Kong Court will determine whether or not to sanction the Hong Kong schemes of arrangement.

Creditors of the Hong Kong Scheme Companies are invited to review the Scheme Website at http://ldksolar-provisionalliquidation.com where further details of the schemes of arrangement may be found, including details of how to vote at the meetings referred to above, copies of the schemes of arrangement, the explanatory statement, and the solicitation packets.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

Provisional Liquidators

Tammy Fu	Eleanor Fisher
Zolfo Cooper (Cayman) Limited	Zolfo Cooper (Cayman) Limited
Cayman Islands	Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King	Richard Klein
Jefferies LLC	Jefferies LLC
aking@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

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